Tongjitang Chinese Medicines Company Shareholders Vote to Approve Merger

SHENZHEN, China, March 31, 2011 – Tongjitang Chinese Medicines Company (“Tongjitang” or the “Company”; NYSE: TCM), announced today that, at an extraordinary general meeting held today, the Company's shareholders voted in favor of the proposal to adopt the previously disclosed Agreement and Plan of Merger, dated as of October 29, 2010, as amended on February 21, 2011 (the “Merger Agreement”), among Tongjitang, Hanmax Investment Limited (“Hanmax”), Fosun Industrial Co., Limited (“Fosun”), and Tonsun International Company Limited ("Merger Sub"), a company owned by Hanmax and Fosun, pursuant to which Merger Sub will be merged with and into Tongjitang with Tongjitang being the surviving corporation.  Of the ordinary shares voted at the extraordinary general meeting, approximately 99.68% were voted in favor of the proposal to adopt the Merger Agreement.

If the merger is completed as the parties expect, Tongjitang will continue its operations as a privately-held company owned solely by Hanmax and Fosun.  The parties currently expect the merger to close in April 2011.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi.  In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F, the Company's notice of extraordinary general meeting and proxy statement filed as exhibits to the Schedule 13E-3 transaction statement regarding the proposed merger and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACT

ICR, LLC
Ashley M. Ammon
203-682-8200 (Investor Relations)